SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT ON FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date: Period July 25, 2005

ALUMINA LIMITED

ACN 004 820 419

Level 12, IBM Centre

60 City Road

Southbank, Victoria 3006

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K includes press releases of Alumina Limited made during the period July 22, 2005 to July 25, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ALUMINA LIMITED

By:
Name:	Stephen Foster
Title:	Company Secretary
Date:	July 25, 2005

To:	The Manager
Announcements
Company Announcements Office
Australian Stock Exchange

Public Announcement 2005 – 16AWC

Alumina Limited 2005 Profit

Alumina Limited had advised, at its annual general meeting on 27 April 2005, that the outlook for the first half of 2005, on a comparable basis to 2004, was for an improved profit result, excluding the profit on the sale of the specialty chemicals business. It is now expected that, on a comparable basis, net profit after tax for the first half of 2005 will be in line with the first half of 2004.

Alcoa World Alumina and Chemicals alumina production was flat in the first half of 2005 compared to the previous year and sales volumes in the first half were lower than expected. In addition, the maintenance overhaul for the Anglesea power station extended for longer than planned, with a consequent increase in aluminium smelting costs which will not recur in the second half. The Anglesea power station overhaul reduced Alumina’s profit after tax for the first half by A$9M.

Alumina Limited advises that, after adjusting for the maintenance overhaul at Anglesea, the previous guidance for the full year result provided at the 2005 Annual General Meeting and 2004 annual results release continues to provide shareholders with a reasonable basis for estimating Alumina’s earnings for the full year.

Some statements in this release are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements also include those containing such words as “anticipate”, “estimates”, “should”, “will”, “expects”, “plans” or similar expressions. Forward-looking statements involve risks and uncertainties that may cause actual outcomes to be different from the forward-looking statements. Important factors that could cause actual results to differ from the forward-looking statements include: (a) material adverse changes in global economic, alumina or aluminium industry conditions and the markets served by AWAC, (b) changes in production costs and production levels or to sales agreements, (c) changes in laws or regulations or policies (d) changes in alumina and aluminium prices and currency exchange rates and (e) the other risk factors summarized in Alumina’s Form 20-F for the year ended 31 December 2004.

Further information:
Media, Analyst and Shareholder Contact:

Bob Davies
Chief Financial Officer	Alumina Limited
Phone: (03) 8699 2603
Mobile: 0417 336 455	ABN 85 004 820 419

GPO Box 5411
Melbourne Vic 3001
Australia

Level 12 IBM Centre
Stephen Foster	60 City Road
Company Secretary	Southbank Vic 3006
Australia

25 July 2005	Tel +61 (0)3 8699 2600
Fax +61 (0)3 8699 2699
Email info@aluminalimited.com